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                              June 28, 2023

       JR Herlihy
       Chief Financial Officer
       Ellington Financial Inc.
       53 Forest Avenue
       Old Greenwich, CT 06870

                                                        Re: Ellington Financial
Inc.
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-34569

       Dear JR Herlihy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ending December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Distributable Earnings, page 97

   1. Please tell us and enhance your disclosure to clarify the nature of the adjustment titled
                                                        "Non-capitalized
transaction costs and other expense adjustments." Provide us with the various components of
this adjustment for the year ended December 31, 2022 and the three months ended
March 31, 2023. To the extent you believe any of these individual items are
quantitatively significant, please consider separately quantifying such items in future filings and in
your earnings press release.

       Liquidity and Capital Resources, page 98

   2. It appears that your dividends exceed your net cash provided by operating activities for the years ended
December 31, 2022 and 2021 and for the three months ended March 31,
 JR Herlihy
Ellington Financial Inc.
June 28, 2023
Page 2
         2023. Please tell us what consideration you gave to disclosing the specific sources of cash used to make dividend payments and the amount from each source including cash from operations.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies, page 121

3. We note your disclosure on page 175 that the weighted average interest rate on the Company's HMBS-related obligations was 5.23 % as of December 31, 2022. Please tell us your accounting policy for recording and presenting such interest expense in the financial statements. Further, please tell us what consideration you gave to disclosing this accounting policy or tell us where such information is disclosed.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-
3295 with any questions.



FirstName LastNameJR Herlihy                                   Sincerely,
Comapany NameEllington Financial Inc.
                                                               Division of
Corporation Finance
June 28, 2023 Page 2                                           Office of Real
Estate & Construction
FirstName LastName